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                             October 20, 2020

       Boris Goldstein
       Chairman of the Board and Executive Vice President
       Brain Scientific Inc.
       67-35 St., B520
       Brooklyn, NY 11232

                                                        Re: Brain Scientific
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 23,
2020
                                                            File No. 024-11327

       Dear Mr. Goldstein:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Plan of Distribution, page 18

   1. Please revise here and in the Summary to state more clearly whether there is an escrow process established for
this offering. We note your disclosure that you may engage an escrow agent, but in
other locations throughout the filing you refer to funds deposited in escrow. Please also
file the agreement with the escrow agent, or with the service provider you note on page 19
that you have engaged, as an exhibit to the offering statement and revise the disclosure
to identify the agent. Refer to Item 17.8 of Form 1-A.
       Use of Proceeds, page 21

   2. We note your disclosure that you may use a portion of the proceeds to retire some of the
                                                        company   s existing
debts which were incurred in 2020. Please describe the use of proceeds arising from
such indebtedness as required by Instruction 7 to Item 6 of Form 1-
                                                        A.
 Boris Goldstein
Brain Scientific Inc.
October 20, 2020
Page 2
Dilution, page 22

3.     Please provide the information discussed in    Item 4 Dilution    under
the section,    Part II--
       Information Required in Offering Circular," in the instructions for Form 1-A or explain to us your basis for omitting this information.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                             Sincerely,
FirstName LastNameBoris Goldstein
                                                             Division of
Corporation Finance
Comapany NameBrain Scientific Inc.
                                                             Office of Life
Sciences
October 20, 2020 Page 2
cc:       Arthur Marcus, Esq.
FirstName LastName